Filed pursuant to Rule 433
Registration No. 333-277662
March 11, 2024
PRICING TERM SHEET

Issuer:	AEP Transmission Company, LLC
Expected Ratings*:	A2 (stable) by Moody’s Investors Service, Inc. BBB+ (negative) by S&P Global Ratings, a division of S&P Global Inc. A (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series Q, due 2034
Principal Amount:	$450,000,000
Maturity Date:	April 1, 2034
Coupon:	5.15%
Interest Payment Dates:	April 1 and October 1
First Interest Payment Date:	October 1, 2024
Treasury Benchmark:	4.00% due February 15, 2034
Treasury Yield:	4.108%
Reoffer Spread:	105 basis points
Yield to Maturity:	5.158%
Price to Public:	99.934% of the principal amount thereof
Transaction Date:	March 11, 2024
Settlement Date:	March 13, 2024 (T+2)
Redemption Terms: Make-whole call: Par call:	Prior to January 1, 2034 at a discount rate of the Treasury Rate plus 20 basis points On or after January 1, 2034 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00115A AR0 / US00115AAR05
Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. Morgan Stanley & Co. LLC MUFG Securities Americas Inc. PNC Capital Markets LLC
Co-Managers:	Huntington Securities, Inc. C.L. King & Associates, Inc.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Credit Agricole Securities (USA) Inc. toll-free at (866) 807-6030, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or PNC Capital Markets LLC toll-free at (855) 881-0697.